MARSICO CAPITAL MANAGEMENT, LLC

January 29, 2015

Board of Trustees
The Marsico Investment Fund
1200 17th Street, Suite 1600
Denver, Colorado 80202

Re:   Expense Reimbursements

Dear Board Members:

This letter will confirm our agreement that, in the event the annualized ratio of total ordinary operating expenses (excluding taxes, interest, Acquired Fund1 fees and expenses, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments) to average daily net assets of the Marsico Focus Fund, the Marsico Growth Fund, the Marsico 21st Century Fund, the Marsico International Opportunities Fund, the Marsico Flexible Capital Fund, and the Marsico Global Fund (the "Funds") calculated daily in accordance with generally accepted accounting principles consistently applied, exceeds the percentage set forth below, Marsico Capital Management, LLC ("MCM") wili waive fees or reimburse that Fund's expenses in the amount of such excess:

Fund	Expense Limit
Focus Fund	1.60%
Growth Fund	1.50%
21st Century Fund	1.50%
International Opportunities Fund	1.60%
Flexible Capital Fund	1.60%
Global Fund	1.60%

(1) The Funds may, from time to time, invest in affiliated or unaffiliated money market funds or other investment companies such as exchange-traded  funds (ETFs). Such underlying investments collectively are referred to herein as "Acquired Funds."

1200 17TH STREET – SUITE 1600
DENVER, COLORADO 80202
TEL: 303.454.5600 – FAX: 303.454.5678

Board of Trustees
The Marsico Investment Fund

MCM shall be entitled  to recoup from a Fund any fees previously waived and/or expenses previously reimbursed by MCM  with respect  to that Fund pursuant  to this arrangement, if (1) such recoupment by MCM does not cause the Fund, at the time of recoupment, to exceed  the lesser of (a) the expense  limitation in effect at the time the relevant  amount  was waived and/or reimbursed, or (b) the expense  limitation in effect  at the time of the proposed  recoupment, and (2) the recoupment is made within three fiscal years after the end of the fiscal year in which the amount  was waived or reimbursed. Recoupment by MCM from a Fund of any fees waived or expenses  reimbursed shall apply first to MCM  waivers or expense reimbursements made during the current  fiscal year, second  to MCM  waivers or expense  reimbursements made during  the earliest available fiscal  year, and thereafter apply in order to MCM  waivers or expense reimbursements made during each successive fiscal year thereafter.

MCM's  undertaking to waive fees and reimburse expenses  as stated above may not be terminated prior to January  31, 2016. Thereafter, however,  MCM's  undertaking is voluntary and therefore  may be terminated or modified  by MCM  with respect  to one or more of the Funds,  upon giving fifteen  (15) days prior notice to the Funds and their administrator; provided, however,  no such modification will be made in a manner inconsistent with the terms of the current  prospectus.

The foregoing expense  limitation supersedes any prior agreement regarding expense limitations. It is an annual,  not monthly, expense  limitation. The expense limitation shall be based on the fiscal  years of the Funds.

Board of Trustees
The Marsico Investment Fund

MCM authorizes the Funds and their administrator to reduce MCM's advisory fee to the extent necessary to effectuate the limitations stated above. In the event accrued expenses exceed the limitations stated above after the reduction in MCM's advisory fee, we authorize the Funds and their administrator to invoice MCM for the difference. MCM will pay to the Funds any such amounts promptly after receipt of an invoice.

MARSICO CAPITAL MANAGEMENT, LLC

By:	/s/ Steven R. Carlson
Name:	Steven R. Carlson
Title:	Executive Vice President and Chief Compliance Officer

ACKNOWLEDGED:
THE MARSICO INVESTMENT FUND

By:	/s/ Christopher J. Marsico
Name:	Christopher J. Marsico
Title:	Executive Vice President and Chief Operating Officer